82-4302

Российская  Федерация

03 APR 15 7:21

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефте...
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000...


03050953

«28» March 2003г. № 13-267

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as amendment to the Securities Exchange Act of 1934, we would like to **to inform you about the results of the Shareholders' Annual General Meeting of OJSC "Surgutneftegas".** Please, find enclosed the new bulletins, published in Appendix to "Bulletin of the Federal Commission on Securities Market of Russia" # 25 (538), dated 28.03.03.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 6 pages.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

5/30

Serebriakov
42-63-41

628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1	*Тел.:* *42-61-33* *42-60-30*	*Телекс 735525 SEVER RU* *Факс 42-64-95* *Телетайп 314594 SEVER RU*	*1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400*	*Tel.: 42-61-33* *42-60-30*	*Telex 735525 SEVER RU* *Fax 42-64-95* *Teletype 314594 SEVER RU*

03 APR 15 AM 7:21

Российская  Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«28» марта 2003 г. № 13-26Х

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **уведомляем Вас о результатах проведения собрания акционеров ОАО «Сургутнефтегаз»**, а также прилагаем перевод на английский язык тексты информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России № 25 (538), от 28.03.03.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 4 листах в 1 экз.

С уважением,

Сергей А.Федоров
Заместитель генерального
директора по ценным бумагам

Серебряков
42-63-41

628400,	*Тел.:*	*42-61-33*	*1, Kukuyevitskogo Str.,*	*Tel.:*	*42-61-33*
Российская Федерация,		*42-60-30*	*Surgut, Tyumen Region,*		*42-60-30*
Тюменская область,	*Телекс*	*735525 SEVER RU*	*Russian Federation,*	*Telex*	*735525 SEVER RU*
г.Сургут,	*Факс*	*42-64-95*	*Zip Code 628400*	*Fax*	*42-64-95*
ул.Кукуевицкого, 1	*Телетайп*	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***20.03.2003***
Код факта (события, действия): ***0100155A20032003***

- Орган управления эмитента, в котором произошли изменения: Совет директоров ОАО "Сургутнефтегаз";
- Фамилия, Имя, Отчество каждого лица, полномочия которого прекращены, с указанием доли участия в уставном капитале эмитента лиц, которые лично являются акционерами эмитента:

Фамилия, Имя, Отчество	***Доля участия в уставном капитале эмитента***
1. Ананьев Сергей Алексеевич	***0,004 %***
2. Анзиряев Юрий Николаевич	***0,01 %***
3. Богданов Владимир Леонидович	***0,3 %***
4. Буланов Александр Николаевич	***0,0005 %***
5. Матвеев Николай Иванович	***0,01 %***
6. Медведев Николай Яковлевич	***0,03 %***
7. Мугу Байзет Юнусович	***0,003 %***
8. Усольцев Александр Викторович	***0,008 %***
9. Федоров Сергей Анатольевич	***0,0005 %***

- Дата, с которой произошли указанные изменения: 20 марта 2003 года;
- Обстоятельства, повлекшие изменения: п.7.2. Устава ОАО "Сургутнефтегаз".
- Фамилия, Имя, Отчество каждого лица, избранного (назначенного) в орган управления эмитента:

Фамилия, Имя, Отчество	***Доля участия в уставном капитале эмитента***
1. Ананьев Сергей Алексеевич	***0,004 %***
2. Анзиряев Юрий Николаевич	***0,01 %***
3. Богданов Владимир Леонидович	***0,3 %***
4. Бул анов Александр Николаевич	***0,0005 %***
5. Матвеев Николай Иванович	***0,01 %***
6. Медведев Николай Яковлевич	***0,03 %***
7. Мугу Байзет Юнусович	***0,003 %***
8. Усольцев Александр Викторович	***0,008 %***
9. Федоров Сергей Анатольевич	***0,0005 %***

- Дата, с которой произошли указанные изменения: 20 марта 2003 года;
- Уполномоченный орган эмитента, принявший решение, являющееся основанием указанных изменений, и дата его принятия: Общее годовое собрание акционеров ОАО "Сургутнефтегаз" от 20 марта 2003 года.

Генеральный директор ***В.Л. Богданов***

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***20.03.2003***
The code of fact (event, action): ***0100155A20032003***

– The administrative body of the Issuer which underwent changes: the Board of Directors of OJSC "Surgutneftegas"
– Last name, first name, and middle name of every person, whose authority has been terminated, and the share of participation of persons, the Company's shareholders, in the authorized capital of the Issuer:

Last name, first name, middle name	Share of participation in the authorized capital of the Issuer
1. Ananyev Sergei Alexeevich	0.004%
2. Anziryayev Yuri Nikolaevich	0.01%
3. Bogdanov Vladimir Leonidovich	0.3%
4. Bulanov Alexander Nikolaevich	0.0005%
5. Matveev Nikolai Ivanovich	0.01%
6. Medvedev Nikolai Yakovlevich	0.03%
7. Mugu Baizet Yunusovich	0.003%
8. Usoltsev Alexander Viktorovich	0.008%
9. Fedorov Sergei Anatolyevich	0.0005%

– Date when the stated changes took place: 20 March 2003;
– Circumstances which resulted in changes: Item 7.2. of the Charter of OJSC "Surgutneftegas".
– Last name, first name, and middle name of every person elected (appointed) to the administrative body of the Issuer:

Last name, first name, middle name	Share of participation in the authorized capital of the Issuer
1. Ananyev Sergei Alexeevich	0.004%
2. Anziryayev Yuri Nikolaevich	0.01%
3. Bogdanov Vladimir Leonidovich	0.3%
4. Bulanov Alexander Nikolaevich	0.0005%
5. Matveev Nikolai Ivanovich	0.01%
6. Medvedev Nikolai Yakovlevich	0.03%
7. Mugu Baizet Yunusovich	0.003%
8. Usoltsev Alexander Viktorovich	0.008%

9. Fedorov Sergei Anatolyevich 0.0005%

- Date when the stated changes took place: 20 March 2003;
- The authorized body of the Issuer which has adopted the resolution that forms the basis for the stated changes, and the date of its adoption: The Annual General Shareholders' Meeting of OJSC "Surgutneftegas" as of 20 March 2003.

Director General Vladimir L. Bogdanov

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***24.03.2003***
Код факта (события, действия): ***1200155А24032003***

- Вид общего собрания (годовое, внеочередное): годовое;
- Форма проведения общего собрания: собрание;
- Дата проведения общего собрания: 20 марта 2003 года;
- Место проведения общего собрания: Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32;
- Кворум общего собрания: Число голосов, которыми обладали лица, принявшие участие в Собрании составило:
по вопросам 1, 2, 5, 6 повестки дня Собрания - 27 641 595 114 голосов (77,3711% голосов размещенных голосующих по данным вопросам акций Общества);
по вопросу 3 повестки дня Собрания - 248 774 356 026 голосов (77,3711% голосов размещенных голосующих по данным вопросам акций Общества);
по вопросу 4 повестки дня Собрания - 27 480 414 314 голосов (77,2685% голосов размещенных голосующих по данным вопросам акций Общества) без учета голосов, принадлежащих членам действующего Совета директоров.
В соответствии с Законом Российской Федерации "Об акционерных обществах" Собрание имело кворум по всем вопросам повестки дня Собрания.

- Вопросы, поставленные на голосование, и итоги голосования по ним:
1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках за 2002 год.
2. Утверждение распределения прибылей (убытков) ОАО "Сургутнефтегаз" за 2002 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов.
3. Избрание членов Совета директоров ОАО "Сургутнефтегаз".
4. Избрание членов Ревизионной комиссии ОАО "Сургутнефтегаз".
5. Утверждение аудитора ОАО "Сургутнефтегаз".
6. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО "Сургутнефтегаз" в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ "Об акционерных обществах").

Результаты голосования бюллетенями по вопросу №1:
- число голосов "за"- 27 620 655 627, что составляет 99,9242% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 4 294 038, что составляет 0,0155% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 1 968 245, что составляет 0,0071% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №2:
- число голосов "за"- 27 604 789 250, что составляет 99,8668% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 14 295 746, что составляет 0,0517% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 767 492, что составляет 0,0172% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты кумулятивного голосования бюллетенями по вопросу №3:
- число голосов "за"- 247 624 902 297, что составляет 99,5380% от числа голосов, принявших участие в собрании по данному вопросу.
Голоса распределились между кандидатами в члены Совета директоров в следующем порядке:

№п/п	Фамилия, имя, отчество кандидата	Число голосов, поданных за кандидата	% к общему числу голосов, принявших участие в собрании по данному вопросу
1.	Ананьев Сергей Алексеевич	27 360 972 078	10,9983
2.	Анзиряев Юрий Николаевич	27 310 036 173	10,9778
3.	Богданов Владимир Леонидович	28 972 770 522	11,6462
4.	Буланов Александр Николаевич	27 372 576 814	11,0030
5.	Матвеев Николай Иванович	27 320 966 093	10,9822
6.	Медведев Николай Яковлевич	27 320 622 790	10,9821
7.	Мугу Байзет Юнусович	27 302 295 558	10,9747
8.	Усольцев Александр Викторович	27 354 855 954	10,9959
9.	Федоров Сергей Анатольевич	27 309 806 315	10,9777

- число голосов "против" - 11 479 662, что составляет 0,0046% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 62 700 642, что составляет 0,0252% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №4:
4.1. по кандидатуре Белоусовой Татьяны Михайловны:
- число голосов "за" - 27 459 202 925, что составляет 99,9228% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 4 401 228, что составляет 0,0160% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 3 444 187, что составляет 0,0125% от числа голосов, принявших участие в собрании по данному вопросу;
4.2. по кандидатуре Комаровой Валентины Пантелеевны:
- число голосов "за"- 27 462 342 830, что составляет 99,9342% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 875 383, что составляет 0,0032% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 3 446 772, что составляет 0,0125% от числа голосов, принявших участие в собрании по данному вопросу;
4.3. по кандидатуре Олейник Тамары Федоровны:
- число голосов "за"- 27 457 904 225, что составляет 99,9181% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 5 853 253, что составляет 0,0213% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 2 985 752, что составляет 0,0109% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №5:
- число голосов "за"- 27 626 857 992, что составляет 99,9467% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "против" - 1 409 546, что составляет 0,0051% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 2 059 851, что составляет 0,0075% от числа голосов, принявших участие в собрании по данному вопросу.

Результаты голосования бюллетенями по вопросу №6:
- число голосов "за"- 27 608 560 097, что составляет 99,8805% от числа голосов, принявших

участие в собрании по данному вопросу;
- число голосов "против" - 2 183 333, что составляет 0,0079% от числа голосов, принявших участие в собрании по данному вопросу;
- число голосов "воздержался" - 4 620 989, что составляет 0,0167% от числа голосов, принявших участие в собрании по данному вопросу.

По вопросу №1 решение
"Утвердить годовой отчет о результатах хозяйственной деятельности ОАО "Сургутнефтегаз", годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках за 2002 год"
принято.

По вопросу №2 решение
"Утвердить распределение прибылей (убытков) ОАО "Сургутнефтегаз" за 2002 год. Объявить выплату дивиденда за 2002 год: по привилегированной акции ОАО "Сургутнефтегаз" - 0,096 рубля, по обыкновенной акции ОАО "Сургутнефтегаз" - 0,032 рубля; выплату дивидендов производить в течение одного года: с 02.06.2003 по 01.06.2004 в рекомендованном Советом директоров порядке"
принято.

По вопросу №3 решение
"Избрать Совет директоров ОАО "Сургутнефтегаз" в следующем составе:
1. ***Ананьев Сергей Алексеевич***
2. ***Анзиряев Юрий Николаевич***
3. ***Богданов Владимир Леонидович***
4. ***Буланов Александр Николаевич***
5. ***Матвеев Николай Иванович***
6. ***Медведев Николай Яковлевич***
7. ***Мугу Байзет Юнусович***
8. ***Усольцев Александр Викторович***
9. ***Федоров Сергей Анатольевич"***

принято.

По вопросу №4 решение
"Избрать Ревизионную комиссию ОАО "Сургутнефтегаз" в следующем составе:
1. ***Белоусова Татьяна Михайловна***
2. ***Комарова Валентина Пантелеевна***
3. ***Олейник Тамара Федоровна"***

принято.

По вопросу №5 решение
"Утвердить в качестве аудитора ОАО "Сургутнефтегаз" на 2003 год общество с ограниченной ответственностью "Росэкспертиза"
принято.

По вопросу №6 решение
"Одобрить сделки, которые могут быть совершены в будущем в процессе осуществления обычной хозяйственной деятельности между ОАО "Сургутнефтегаз" и его аффилированным лицом, если указанные сделки соответствуют следующим условиям: сделка направлена на реализацию видов деятельности, предусмотренных Уставом ОАО "Сургутнефтегаз", в пределах суммы сделки, которую вправе совершать единоличный исполнительный орган акционерного общества в соответствии с Федеральным законом РФ "Об акционерных обществах".
Данное решение сохраняет силу до годового общего собрания акционеров ОАО "Сургутнефтегаз" по итогам 2003 года"
принято.

Генеральный директор ***В.Л. Богданов***

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***24.03.2003***
The code of fact (event, action): ***1200155A24032003***

- Type of the general meeting (annual, extraordinary): annual;
- Form of the general meeting: a meeting;
- Date of the general meeting: 20 March 2003;
- Venue of the general meeting: ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation.
- Quorum of the general meeting: The number of votes held by persons who participated in the Meeting amounted to:

27,641,595,114 votes (77.3711% of votes of placed voting shares of the Company) on Items 1, 2, 5, and 6;
248,774,356,026 votes (77.3711% of votes of placed voting shares of the Company) on Item 3;
27,480,414,314 votes (77.2685% of votes of placed voting shares of the Company) on Item 4, excluding votes held by the members of the existing Board of Directors.
According to the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum for all items on the Meeting's agenda.

- Items put to the vote, and the results thereof:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss accounts for 2002.
2. Approval of the distribution of profit (loss) of OJSC "Surgutneftegas" for 2002, including the dividend payment (declaration), approval of the size, the form, and the schedule of dividend payment.
3. Election of members of OJSC "Surgutneftegas" Board of Directors.
4. Election of members of OJSC "Surgutneftegas" Auditing Committee.
5. Approval of the Auditor of OJSC "Surgutneftegas".
6. Approval of transactions with an interested party, which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated by Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The results of the vote by ballot papers on Item 1:

- the number of affirmative votes is 27,620,655,627, which is 99.9242% of the number of votes at the meeting;

- the number of negative votes is 4,294,038, which is 0.0155% of the number of votes at the meeting;
- the number of abstaining votes is 1,968,245, which is 0.0071% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 2:
- the number of affirmative votes is 27,604,789,250, which is 99.8668% of the number of votes at the meeting;
- the number of negative votes is 14,295,746, which is 0.0517% of the number of votes at the meeting;
- the number of abstaining votes is 4,767,492, which is 0.0172% of the number of votes at the meeting.

The results of the cumulative vote by ballot papers on Item 3:
- the number of affirmative votes is 247,624,902,297, which is 99.5380% of the number of votes at the meeting;

The candidates to the Board of Directors received the votes as follows:

No. Last name, first name, middle name of the candidate	Number of votes the candidate received	% of the total number of votes at the meeting
1. Ananyev Sergei Alexeevich	27,360,972,078	10.9983
2. Anziryayev Yuri Nikolaevich	27,310,036,173	10.9778
3. Bogdanov Vladimir Leonidovich	28,972,770,522	11.6462
4. Bulanov Alexander Nikolaevich	27,372,576,814	11.0030
5. Matveev Nikolai Ivanovich	27,320,966,093	10.9822
6. Medvedev Nikolai Yakovlevich	27,320,622,790	10.9821
7. Mugu Baizet Yunusovich	27,302,295,558	10.9747
8. Usoltsev Alexander Viktorovich	27,354,855,954	10.9959
9. Fedorov Sergei Anatolyevich	27,309,806,315	10.9777

- the number of negative votes is 11,479,662, which is 0.0046% of the number of votes at the meeting;
- the number of abstaining votes is 62,700,642, which is 0.0252% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 4:
4.1 as to the candidacy of Belousova Tatiana Mikhailovna:
- the number of affirmative votes is 27,459,202,925, which is 99.9228% of the number of votes at the meeting;
- the number of negative votes is 4,401,228, which is 0.0160% of the number of votes at the meeting;
- the number of abstaining votes is 3,444,187, which is 0.0125% of the number of votes at the meeting;

4.2 as to the candidacy of Komarova Valentina Panteleevna:

- the number of affirmative votes is 27,462,342,830, which is 99.9342% of the number of votes at the meeting;
- the number of negative votes is 875,383, which is 0.0032% of the number of votes at the meeting;
- the number of abstaining votes is 3,446,772, which is 0.0125% of the number of votes at the meeting;

4.3 as to the candidacy of Oleinik Tamara Fedorovna:
- the number of affirmative votes is 27,457,904,225, which is 99.9181% of the number of votes at the meeting;
- the number of negative votes is 5,853,253, which is 0.0213% of the number of votes at the meeting;
- the number of abstaining votes is 2,985,752, which is 0.0109% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 5:
- the number of affirmative votes is 27,626,857,992, which is 99.9467% of the number of votes at the meeting;
- the number of negative votes is 1,409,546, which is 0.0051% of the number of votes at the meeting;
- the number of abstaining votes is 2,059,851, which is 0.0075% of the number of votes at the meeting.

The results of the vote by ballot papers on Item 6:
- the number of affirmative votes is 27,608,560,097, which is 99.8805% of the number of votes at the meeting;
- the number of negative votes is 2,183,333, which is 0.0079% of the number of votes at the meeting;
- the number of abstaining votes is 4,620,989, which is 0.0167% of the number of votes at the meeting.

As to Item 1, the following resolution is adopted:
"To approve OJSC "Surgutneftegas" annual report on results of business activity, annual accounting statements, including profit and loss accounts for 2002".

As to Item 2, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2002. To declare the dividend payment for 2002: on a preferred share of OJSC "Surgutneftegas" – RUR 0.096, on an ordinary share of OJSC "Surgutneftegas' – RUR 0.032; dividend payment shall be carried out during one year from June 02, 2003 till June 01, 2004 according to the procedure established by the Board of Directors".

As to Item 3, the following resolution was adopted:
"To elect the following Board of Directors of OJSC "Surgutneftegas":
1. Ananyev Sergei Alexeevich
2. Anziryayev Yuri Nikolaevich
3. Bogdanov Vladimir Leonidovich

4. Bulanov Alexander Nikolaevich
5. Matveev Nikolai Ivanovich
6. Medvedev Nikolai Yakovlevich
7. Mugu Baizet Yunusovich
8. Usoltsev Alexander Viktorovich
9. Fedorov Sergei Anatolyevich".

As to Item 4, the following resolution was adopted:
"To elect the following Auditing Committee of OJSC "Surgutneftegas":
1. Belousova Tatiana Mikhailovna
2. Komarova Valentina Panteleevna
3. Oleinik Tamara Fedorovna".

As to Item 5, the following resolution was adopted:
"To approve "Rosexpertiza" Ltd as the Auditor of OJSC "Surgutneftegas" for 2003".

As to Item 6, the following resolution was adopted:
"To approve transactions, which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:
a transaction is aimed at carrying out OJSC "Surgutneftegas" activity in accordance with the Company Charter within the amount of the transaction allowed to be effected by Individual Executive Body of the Company as stipulated by the Federal Law of the RF "On Joint Stock Companies".

The present resolution is valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2003.

Director General — Vladimir L. Bogdanov